UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

Amendment No. 2

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company)

COLE CREDIT PROPERTY TRUST, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

193269 107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lauren B. Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 233-7000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 11, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”), relating to the offer by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a direct wholly-owned subsidiary of American Realty Capital Properties, Inc. (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary), at a purchase price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2014 (as amended and supplemented, the “Offer to Purchase”) and related Letter of Transmittal, copies of which are attached to the Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014, Amendment No. 2 filed on April 11, 2014 and Amendment No. 3 filed on April 21, 2014 (the “Schedule TO”) by Merger Sub and ARCP, as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the third sentence in the third full paragraph on page 2 in its entirety as follows:

“The representations and warranties within the Merger Agreement may have assumed knowledge by the parties of facts that are not included in the representations and warranties or may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist.”

By adding the following paragraph above the first full paragraph on page 3 as follows:

“Beginning on the date of the Merger Agreement and ending at 11:59 p.m., New York City time on April 16, 2014, which we refer to as the go-shop period, the Company is permitted (acting under the direction of the Board or any committee thereof) to initiate, solicit and encourage any Company Acquisition Proposals (as defined in the Merger Agreement) and engage in discussions and negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Acquisition Proposal. In accordance with the Merger Agreement, the Company engaged in a go-shop process to solicit Company Acquisition Proposals from third parties. Prior to the expiration of the go-shop period, the Company had not received, in writing or orally, any Company Acquisition Proposals.”

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ITEM 4. THE SOLICITATION AND RECOMMENDATION

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding the following sentence to the end of the fifth full paragraph on page 21 as follows:

“These limitations on liability in the Opinion and the material limitations on liability set forth in the Company’s engagement letter with Duff & Phelps are consistent with one another.”

By amending and restating the seventh paragraph on page 21 in its entirety as follows:

“Duff & Phelps was engaged by the Board of Directors to advise the Board of Directors. The Board of Directors relied upon the Opinion as one of the many factors the Board of Directors considered in determining that the Offer and the Merger are in the best interests of the Company’s stockholders and, therefore, to recommend that all holders of the Company’s common stock tender their shares in the Offer. Duff & Phelps believes that stockholders should rely only on the recommendation of the Board of Directors when making a decision to tender their shares of common stock in the Offer. The Board of Directors is obligated to the Company to perform according to the statutory standard of care set forth in the Maryland General Corporation Law and, in certain circumstances, owes stockholders fiduciary duties of candor and maximization of stockholder value. Duff & Phelps believes that its engagement letter with the Company does not create any contractual relationship with the Company’s stockholders. Duff & Phelps has no present intention to assert the substance of such disclaimer as a defense to stockholder claims that might be brought against it under applicable state law. Maryland law, to the extent that it would govern such a claim, has not addressed the availability of such a defense and the issue ultimately would have to be resolved by a court of competent jurisdiction if any such defense were to be brought. Regardless, the availability or non-availability of such a defense would have no effect on the standard of care and other legal duties of the Board of Directors under Maryland law, or the rights and responsibilities of the Board of Directors or Duff & Phelps under the federal securities laws.”

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(9)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 18, 2014 (incorporated by reference to Amendment No. 3 to Schedule TO/A filed by Merger Sub and ARCP on April 21, 2014).”

“(c)(3)	Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013 (incorporated by reference to Amendment No. 3 to Schedule TO/A filed by Merger Sub and ARCP on April 21, 2014).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014

Cole Credit Property Trust, Inc.

By:	/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

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